SUPPL

Bradford & Bingley

Preliminary Results

07021268

For the year ended 31 December 2006

13 February 2007

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of Bradford & Bingley plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Bradford & Bingley plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Bradford & Bingley plc and its affiliates operate. As a result, Bradford & Bingley plc's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

Highlights

- Underlying profit before tax up 8% to £336.1m (2005: £310.1m)*
- Statutory profit before tax £246.7m (2005: £263.5m), after a provision of £89.4m for compensation claims*
- Total dividend per share up 9% to 20.0p (2005: 18.3p)
- Group net interest margin 1.19% (2005: 1.21%)
- Underlying cost:income ratio improved to 44.2% (2005: 45.6%)*
- Record gross new residential lending up 43% to £10.3bn (2005: £7.2bn)
- Record net new residential lending of £5.1bn (2005: £2.7bn)
- Residential lending balances up 19% to £31.1bn (2005: £26.1bn)
- Savings balances up 11% to £19.7bn (2005: £17.7bn)

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"Bradford & Bingley has had a very good year, with best-ever lending volumes, stable credit quality, strong savings performance, and good profit growth. We had a record year-end pipeline and, based on trading so far, expect to continue our strong performance in 2007."

* An explanation of the "Underlying" and "Statutory" accounting bases is provided on page 8. Underlying profit excludes £89.4m provided in the first half for the estimated cost of compensation claims from the IFA business closed in 2004.

Group Overview

Underlying profit before tax increased by 8% to £336.1m (2005: £310.1m). Underlying earnings per share were up 8% to 38.1p (2005: 35.4p) and dividend per share increased 9% to 20.0p (2005: 18.3p). Underlying return on equity increased to 17.4% (2005: 17.2%).

After an £89.4m charge, announced at the interims, to cover compensation for mis-selling in the IFA business closed in 2004, statutory profit before tax was £246.7m (2005: £263.5m) and basic earnings per share were 28.2p (2005: 30.1p).

The Group's total assets increased by 11% year-on-year to £45.4bn (2005: £40.8bn) driven by the success of our specialist mortgage lending operations.

Net interest income increased by 9% to £510.2m (2005: £469.3m) reflecting strong growth in the balance sheet and a stable net interest margin. The margin fell by two basis points year-on-year to 1.19% (2005: 1.21%).

Non-interest income fell slightly during the year to £104.9m (2005: £111.3m) due to lower income from sale and leaseback transactions, reduced lending fee income and the closure of mortgage broking.

Net income increased 6% to £615.1m (2005: £580.6m). Net income is defined as net operating income and non-operating income.

We have managed the rate of cost growth below the rate of income growth, with a resulting improvement in the underlying cost:income ratio to 44.2% (2005: 45.6%). Underlying costs were £271.6m, an increase of 3% (2005: £264.8m), due to higher business volumes, partially offset by continuing efficiency gains.

Net Interest Income

The Group's net interest income increased by 9% to £510.2m (2005: £469.3m) driven by a record addition to our lending book of £5.0bn to £36.1bn (2005: £31.1bn). Growth in our specialist mortgage lending activities has generated an increase in average interest earning assets of 10% to £42.7bn (2005: £38.7bn). This growth in assets has largely been translated into income growth given the small decline in the net interest margin to 1.19% (2005: 1.21%). The medium term declining trend in margin arising from ongoing changes in the mix of funding is expected to continue.

The four basis point increase in the gross yield on the average interest earning assets to 5.57% (2005: 5.53%) was in line with broadly stable base rates that averaged 4.64% (2005: 4.65%). The small, relative increase in overall yield was due mainly to the impact of new fixed rate mortgages being written at higher rates than those coming off the book. This in turn was caused by the increase in average interest swap rates for two and three-year money, on which the new fixed rate loans were priced. The average three-year swap rate rose by 36 basis points to 5.07% from 4.71%.

Average interest-bearing liabilities increased to £41.1bn (2005: £37.1bn). The average cost of liabilities was up by five basis points to 4.55% (2005: 4.50%). Our average cost of funds remains below the UK base rate, but with most new funding raised at higher rates than this average, there is slight downward pressure on margins as the business grows.

Non-Interest Income

Total non-interest income was £104.9m (2005: £111.3m). In the final quarter of 2006 the Group ceased mortgage broking services and began to sell B&B specialist mortgages through the branches and our direct channels. The commission income derived from mortgage sales therefore reduced by £1.6m to £10.9m (2005: £12.5m). Whilst it is early days, this change has been very well received by customers and staff alike.

Sales of investment products via Legal & General advisers working in our branches have been in line with expectations, generating income of £31.5m (2005: £32.0m). After a number of years of decline we have refreshed our products in the general insurance and protection arena and new sales have improved. Income from general insurance increased to £19.4m (2005: £18.6m).

Income derived from administration of loans fell to £28.9m (2005: £31.7m) mainly due to lower fees charged on commercial property loans. These charges were relatively high in the second half of 2005.

The Group undertook a number of sale and leaseback transactions on our branches, generating net income of £5.7m compared to £8.1m in 2005.

Net income from the sale of debt securities was £2.1m (2005: £1.8m). Gains or losses are incurred if debt securities are sold prior to their contractual maturity.

Costs

Our objective is to manage the rate of cost growth to below that of income whilst ensuring we invest in people and infrastructure to support our rapidly growing business. Underlying costs at £271.6m (2005: £264.8m) were up by just 3%.

Staff related costs decreased during the year by £5.4m to £118.2m (2005: £123.6m). This reduction reflects ongoing improvements and efficiency in the operational areas of the business.

Premises costs include the rent payable on our branch and other properties and increased to £21.9m (2005: £18.9m) due to higher rents (mainly as a result of the sale and leaseback transactions) and higher utility costs. Marketing costs were held stable at £15.3m (2005: £15.2m).

Depreciation and amortisation increased to £18.2m (2005: £12.6m) reflecting IT investment in mortgage sales and processing. Other administrative expenses, which include fees to outsourced suppliers such as IBM and BT, increased to £98.0m (2005: £94.5m).

Compensation Costs

In the first half of the year we set aside £89.4m to cover the estimated cost of compensation for mis-sold endowment and investment products. The provision related to our IFA business which was closed in 2004. The rate of claims and cost of settlement continues to be within the levels assumed when we made the provision.

Credit Quality and Impairment

Credit quality remains healthy across all of our lending portfolios. The fully secured nature of our lending book, expertise in our chosen markets and our conservative approach to underwriting are

reflected in low credit losses. A charge of £7.4m (2005: £5.7m) has been made to the income statement, reflecting the benign credit environment and the very low losses incurred.

As anticipated, arrears increased modestly in the first half and reduced during the second half of the year. The number of cases more than three months in arrears and in possession represented 1.30% (2005: 1.19%) of the total book at the end of the year. Within this, properties in possession as a proportion of total loans was broadly stable at 0.10% (2005: 0.09%).

Arrears on secured lending rarely translate into credit losses and, in addition to our impairment provisions, our loan books continue to be underpinned by high levels of equity. The average loan-to-value across our whole residential lending portfolio adjusted for house price inflation is 53% (2005: 50%).

All our customer lending remains secured on property.

Balance Sheet

2006 was a record year with gross new lending up by 31% to £11.5bn (2005: £8.8bn). Total lending balances increased by 16% to £36.1bn year-on-year (2005: £31.1bn).

Our residential mortgage lending performance was very strong with record gross advances up 43% at £10.3bn (2005: £7.2bn) of which £7.7bn (2005: £5.8bn) was originated through intermediaries and direct channels and £2.5bn (2005: £1.4bn) was purchased. Net lending during the period was also at record levels resulting in a £5.0bn (2005: £2.4bn) net addition to book, including acquired balances. The residential loan redemption rate was 20% of opening balances (2005: 19%), well below the industry average of 24% (2005: 22%). Our market share of net lending was 4.5% (2005: 2.7%) significantly above our share of stock at 2.9% (2005: 2.7%).

The specialist markets in which we compete continued to grow more rapidly than the mainstream mortgage market, underpinned by long-term shifts in UK consumer demographics. The buy-to-let market is supported by good tenant demand and steadily rising rents, both of which are driven by an increasingly mobile and fragmented population. Landlords wishing to participate in the investment property market also continue to show a keen interest. We grew buy-to-let balances by 20% year-on-year. The self-cert market continues to be driven by the increase in self-employment levels and more flexible working patterns. We use our underwriting expertise in this market to lend to prime customers who have different employment patterns. Our self-cert balances grew by 46% year-on-year.

Our mission is to lead the UK's specialist lending market and we hold strong positions in our chosen prime secured segments. We have observed some new competition during 2006 as more lenders offer specialist products. However, most new entrants are competing by offering new product features rather than on price. We are maintaining our product margins, which are made up of a variety of components, including rate, fee and product duration. As an experienced lender in these markets, we are confident that we can maintain and build on our strong position through high levels of service, product innovation, prudent underwriting and a risk-based approach to pricing.

Acquisition of mortgage loans from originators is a supplementary and well-established channel for us and accordingly we signed a forward sale agreement with GMAC in December 2006. This agreement allows us to acquire between £1.4bn and £4bn of mortgages in each of the next three years, providing flexibility and control over the product mix and credit profile of our mortgage book.

We maintained commercial and housing association lending balances at £5.0bn (2005: £5.0bn) in a competitive market and have a reasonable pipeline of new business. We will continue to compete in this market where margins and credit terms are at acceptable levels.

All our customer lending is secured on property; residential mortgages represent 86% (2005: 84%) of the total. The remaining 14% (2005: 16%) comprises commercial property and housing association loans.

Funding

We have continued to broaden our funding base during the year through a mixture of retail, secured and wholesale funding initiatives. We increased retail deposit balances by £2.0bn to £19.7bn (2005: £17.7bn). Retail savings deposits provide a reliable, stable source of funds for the Group and will continue to play a major part in funding asset growth. This was supplemented by our successful secured funding programmes delivering cost-effective new finance from a diverse range of investors. Under our covered bond programme we raised €3bn and, in the first issue of its kind, also raised CHF550m in June, followed by a further CHF1bn in October. Our securitisation programme has also gone well and new funding of £3.4bn has been raised in dollars, sterling and euros under our master trust structure. In addition, we launched a 1.25bn euro denominated regional bond that attracted 240 investors. We are experiencing strong appetite for our debt and in 2007 expect to extend the geographic spread of our investors via these programmes.

The Group's total liabilities now comprise 15% securitised funding, 9% covered bonds, 25% wholesale funding and 43% retail balances with the remaining 8% attributable to capital and other liabilities (2005: 11%, 3%, 34%, 43% and 9% respectively). The relatively low levels of secured and wholesale liabilities imply significant headroom and flexibility as we fund the next phase of our expansion.

Capital and Basel II

The Group's total capital ratio is 13.2% (2005: 13.4%) and the tier 1 ratio is 7.6% (2005: 7.8%), within our target range of 7% to 8% under Basel I.

In order to achieve an efficient transition to Basel II, we have decided on a phased implementation. We plan to move to the standardised approach to retail credit risk in April 2007 and are targeting adoption of the Internal Ratings Based approach during 2008, following the necessary regulatory approvals. In adopting the standardised approach on the way to full IRB, we receive virtually all the benefit currently available under IRB which is subject to transition floors.

We have a fully secured lending book with a low indexed loan-to-value ratio and minimal exposure to first time buyers or high loan-to-value loans. We therefore anticipate a material reduction in the level of risk weighted assets under Pillar 1 and expect this to result in lower regulatory capital requirements from April 2007 under the standardised approach, with further potential efficiencies to follow under the Internal Ratings Based approach. Over time, we expect to utilise surplus regulatory capital to support continuing growth in our lending assets.

Dividend

The Board has approved a full year dividend of 20.0 pence per share, an increase of 9% (2005: 18.3 pence), for payment on 4 May 2007 to shareholders on the register at the close of business on 23 March 2007. The final dividend announced today is slightly ahead of last year's growth in underlying earnings and signals the Board's confidence in future earnings prospects and the benefits we can derive from the re-rating of secured assets under Basel II. We expect future dividends to grow in line with the trend of underlying profits balanced against the needs of the growing business.

In 2007, rather than make an early assumption of the level of growth in the first part of the year, we will adopt a modified, clear practice. Our intention is to declare an interim dividend per share that is one-third of the total for the prior year.

Segmental Reporting

At the end of 2006 the Group re-organised its management structure along functional rather than business unit lines. This change is part of the ongoing simplification of our business during the past three years as we have focused on our core specialist lending activities. For internal performance management purposes the Board proposes to measure the Group as a single entity with no business units or segmental sub-divisions. Correspondingly, the performance of the Group reported externally will be aligned with this simpler, more focused structure and segmental splits will no longer be provided. The income statements of the previous segments of the business are reported in note 4 on pages 14 and 15 for comparative purposes. This reporting will not be continued in 2007.

Market and Environment

The housing and mortgage markets remain robust with both approvals and advances at very strong levels during the last quarter of 2006. We believe that house prices will continue to increase during 2007, albeit at a lower rate than seen in 2006, and our estimate is gross mortgage lending will be some 5% to 7% above its 2006 level. Despite the recent rises, interest rates remain at historically low levels and, together with rising employment figures, will continue to support the stability of the housing market.

Our specialist markets continue to grow at a faster rate than the mainstream mortgage market. We expect that this outperformance will continue for the foreseeable future as the long-term fundamentals remain strong. The rental market is healthy with rents rising, tenant demand increasing and void periods reducing. We expect the underlying attractiveness of the private rental market will encourage property investors to continue to use buy-to-let as a long-term investment vehicle. The self-cert market continues to grow, providing a solution for the self-employed and reflecting the trend of more flexible employment patterns.

Outlook

We have started 2007 in a very good position with a record pipeline of new business, and strong trading during the first few weeks of the year. Our expertise and experience in our chosen markets will ensure we continue to be a leading force in the fastest growing parts of the mortgage market.

Analysis of Profits and Earnings Per Share

In order to aid comparison of the 2006 results with those of 2005, the underlying results are presented, which exclude the costs associated with compensation claims for mis-sold endowment and investment products and, in 2005, restructuring costs. An explanation of the "Underlying" and "Statutory" accounting bases is provided below.

Details of the profit before tax, profit for the financial period and earnings per share ("EPS") on each basis are presented in the following table:

		12 months to 31 December 2006	12 months to 31 December 2005
Statutory Basis			
Profit before taxation	£m	246.7	263.5
Profit for the financial period	£m	177.7	188.8
Basic EPS	p	28.2	30.1
Underlying Basis			
Underlying profit before taxation	£m	336.1	310.1
Underlying profit for the financial period	£m	240.3	221.7
Underlying basic EPS	p	38.1	35.4

Reconciliation of Statutory and Underlying Measurements

		12 months to 31 December 2006	12 months to 31 December 2005
Profit before taxation			
Statutory profit before taxation	£m	**246.7**	**263.5**
Restructuring costs	£m	-	7.9
Compensation costs	£m	89.4	38.7
Underlying profit before taxation	£m	**336.1**	**310.1**
Earnings per share			
Statutory profit for the financial period	£m	**177.7**	**188.8**
Restructuring costs	£m	-	5.8
Compensation costs	£m	62.6	27.1
Underlying profit for the financial period	£m	**240.3**	**221.7**
Weighted average number of ordinary shares	m	630.2	627.2
Underlying basic earnings per share	p	**38.1**	**35.4**
Taxation charge			
Statutory taxation charge	£m	**69.0**	**74.7**
Taxation of restructuring and compensation costs	£m	26.8	13.7
Underlying taxation charge	£m	**95.8**	**88.4**
Underlying profit before taxation	£m	336.1	310.1
Underlying effective taxation rate	%	**28.5**	**28.5**

Accounting Bases

The Group's financial information is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. This is the "Statutory Basis" of presentation of the Group's financial information. In addition, information is presented on the "Underlying Basis" which applies to certain measures of performance. References to underlying performance measures compensation for potential claims for regulated endowment and investment business written in the past and, in 2005, restructuring costs relating to the cost reduction programme undertaken during 2004 and 2005.

Summary of Results

		12 months to 31 December 2006	12 months to 31 December 2005
Group financial performance			
Profit before taxation	£m	**246.7**	**263.5**
Underlying profit before taxation*	£m	**336.1**	**310.1**
Profit for the financial period	£m	**177.7**	**188.8**
Underlying profit for the financial period*	£m	**240.3**	**221.7**
Net income**	£m	**615.1**	**580.6**
Administrative expenses	£m	**361.0**	**311.4**
Underlying costs*	£m	**271.6**	**264.8**
Key ratios			
Group			
Net interest margin	%	**1.19**	**1.21**
Interest spread	%	**1.02**	**1.03**
Underlying cost:income ratio*	%	**44.2**	**45.6**
Cost:income ratio***	%	**58.7**	**53.6**
Underlying effective tax rate*	%	**28.5**	**28.5**
Effective tax rate	%	**28.0**	**28.3**
Underlying return on equity*	%	**17.4**	**17.2**
Return on equity	%	**12.9**	**14.7**
Underlying basic earnings per share*	p	**38.1**	**35.4**
Basic earnings per share	p	**28.2**	**30.1**
Diluted earnings per share	p	**28.1**	**30.0**
Dividend per share	p	**20.0**	**18.3**
Lending			
Total lending assets	£bn	**36.1**	**31.1**
Residential assets	£bn	**31.1**	**26.1**
Commercial and housing association assets	£bn	**5.0**	**5.0**
Residential:			
Gross advances	£bn	**10.3**	**7.2**
Net advances	£bn	**5.1**	**2.7**
Redemptions	£bn	**5.2**	**4.5**
Residential redemptions (% opening book)	%	**19.7**	**19.0**
New commercial and housing association advances	£bn	**1.2**	**1.7**
Retail			
Savings balances – branch based	£bn	**12.8**	**12.6**
Savings balances – direct	£bn	**4.0**	**2.7**
Savings balances – offshore	£bn	**2.9**	**2.4**
Capital structure			
Tier 1	£m	**1,545.1**	**1,491.9**
Tier 1 ratio	%	**7.6**	**7.8**
Tier 2	£m	**1,255.5**	**1,135.1**
Total capital ratio	%	**13.2**	**13.4**
Risk weighted assets	£bn	**20.4**	**19.1**

* The Underlying basis is defined and analyses of underlying profit, costs and earnings per share are provided on page 8.
** Net income is defined as net operating income and non-operating income.
*** Cost:income ratio represents administrative expenses divided by net income.

Statutory accounts for 2005, which were prepared under accounting standards adopted by the EU, have been delivered to the registrar of companies, and those for 2006 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Consolidated Income Statement

£m	12 months to 31 December 2006	12 months to 31 December 2005
Interest receivable and similar income	2,383.0	2,136.1
Interest expense and similar charges	(1,872.8)	(1,666.8)
Net interest income	**510.2**	**469.3**
Fee and commission income	**91.7**	**92.3**
Gains less losses on sale of debt securities	2.1	1.8
Fair value movements on financial instruments	0.2	1.1
Other operating income	5.2	8.0
Net operating income	**609.4**	**572.5**
Administrative expenses		
- Ongoing	(271.6)	(264.8)
- Compensation	(89.4)	(38.7)
- Restructuring	-	(7.9)
Loan impairment loss	(7.4)	(5.7)
Non-operating income	5.7	8.1
Profit before taxation	**246.7**	**263.5**
Taxation	(69.0)	(74.7)
Profit for the financial period	**177.7**	**188.8**
Earnings per share:		
- Basic	28.2p	30.1p
- Diluted	28.1p	30.0p

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Balance Sheet

As at £m	31 December 2006	31 December 2005
Assets		
Cash and balances at central banks	202.6	49.6
Loans and advances to banks	3,301.4	3,204.7
Loans and advances to customers	36,131.7	31,127.1
Fair value adjustments on portfolio hedging	(70.4)	155.0
Debt securities	5,299.9	5,724.0
Derivative financial instruments	291.0	262.8
Prepayments and accrued income	25.0	33.6
Other assets	21.3	115.3
Deferred tax asset	5.7	27.7
Property, plant and equipment	90.8	92.9
Intangible assets	55.2	47.5
Total assets	**45,354.2**	**40,840.2**
Liabilities		
Deposits by banks	1,512.4	1,721.6
Customer accounts	22,201.0	21,050.1
Derivative financial instruments	493.4	331.1
Debt securities in issue	17,841.3	14,577.6
Other liabilities	115.6	140.8
Accruals and deferred income	84.4	128.2
Current tax liabilities	96.0	64.4
Post-retirement benefit obligations	83.2	112.2
Provisions	94.8	34.9
Subordinated liabilities	1,247.0	1,164.7
Other capital instruments	165.2	174.3
Total liabilities	**43,934.3**	**39,499.9**
Equity		
Capital and reserves attributable to equity holders:		
Share capital	158.6	158.6
Share premium reserve	4.9	4.9
Capital redemption reserve	25.0	25.0
Other reserves	19.1	22.0
Retained earnings	1,212.3	1,129.8
Total attributable equity	**1,419.9**	**1,340.3**
Total equity and liabilities	**45,354.2**	**40,840.2**

Consolidated Statement of Recognised Income and Expense

£m	12 months to 31 December 2006	12 months to 31 December 2005
Available-for-sale instruments:		
Net (losses)/gains recognised in equity during the period	(8.8)	20.1
Amounts transferred (from)/to equity and recognised in profit during the year	(2.1)	1.6
Cash flow hedges:		
Net gains recognised in equity during the period	16.6	17.2
Transferred to the initial carrying amount of hedged items	(3.0)	(1.4)
Actuarial gains/(losses) on post-retirement benefit obligations	20.1	(26.0)
Taxation on items taken directly to equity	(11.6)	1.3
Net income recognised directly in equity	**11.2**	**12.8**
Profit for the financial year	**177.7**	**188.8**
Total recognised income and expense for the financial year	**188.9**	**201.6**

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Cash Flow Statement

£m	12 months to 31 December 2006	12 months to 31 December 2005
Cash flows from operating activities		
Profit for the financial period	**177.7**	**188.8**
Adjustments to reconcile net profit to cash flow from/(used in) operating activities:		
Income tax expense	69.0	74.7
Depreciation and amortisation	18.0	12.0
Impairment losses on loans and advances	14.9	12.3
Recoveries of loans and advances previously written off	(7.5)	(6.6)
Interest on subordinated liabilities and other capital instruments	89.6	88.5
Net profit on sale of property, plant and equipment and intangible assets	(5.5)	(7.9)
Gains less losses on sale of debt securities	(2.1)	(1.8)
Cash flows from operating activities before changes in operating assets and liabilities	**354.1**	**360.0**
Net (increase)/decrease in operating assets:		
Loans and advances to banks and customers	(2,782.6)	(811.8)
Acquisitions of mortgage portfolios	(2,540.6)	(1,406.2)
Debt securities	426.3	(2,052.0)
Derivative financial instruments	(28.2)	(262.8)
Fair value adjustments of portfolio hedging	225.4	(155.0)
Prepayments and accrued income	8.6	96.3
Other assets	94.0	(93.8)
Net increase/(decrease) in operating liabilities:		
Deposits by banks and customer accounts	898.2	2,482.2
Debt securities in issue	(1,811.8)	(1,904.9)
Provisions	59.9	(13.4)
Derivative financial instruments	162.3	331.1
Accruals and deferred income	61.0	(154.7)
Other liabilities	(54.2)	27.4
Income taxes (paid)/received	(27.0)	(81.4)
Other non-cash items	(26.9)	111.7
Net cash used in operating activities	**(4,981.5)**	**(3,527.3)**
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangible assets	(26.6)	(35.2)
Proceeds from sale of property, plant and equipment	8.5	14.3
Net cash used in investing activities	**(18.1)**	**(20.9)**
Cash flows from financing activities:		
Proceeds from disposal of own shares	7.8	7.4
Net proceeds from issue of subordinated liabilities	250.0	-
Repayments of subordinated liabilities	(125.0)	-
Net proceeds from secured funding	6,178.4	1,998.5
Repayments of secured funding	(1,164.8)	(313.0)
Interest paid on subordinated liabilities and perpetual preferred securities	(89.0)	(88.5)
Dividends paid	(119.2)	(108.7)
Net cash from financing activities	**4,938.2**	**1,495.7**
Net increase/(decrease) in cash and cash equivalents	**(61.4)**	**(2,052.5)**
Cash and cash equivalents at beginning of period	3,709.0	5,761.5
Cash and cash equivalents at end of period	**3,647.6**	**3,709.0**
Represented by cash and assets with original maturity of three months or less within:		
Cash and balances at central banks	17.8	16.3
Loans and advances to banks	3,088.5	3,151.5
Debt securities	541.3	541.2
	3,647.6	**3,709.0**
Balances maintained with the Bank of England	**184.8**	**33.3**

The Group is required to maintain balances with the Bank of England, as shown above. These balances are not included in cash for the purposes of the Cash Flow Statement.

1. Reporting entity

Bradford & Bingley plc ("the Company") is a public limited company incorporated in the UK under the Companies Act 1985. The financial information in these Preliminary Results consolidates the Company and its subsidiaries (including special purpose vehicles, together referred to as "the Group"). The Group's consolidated financial statements for the year ended 31 December 2006 are included in the Group's 2006 Annual Report & Accounts available on the Group's website www.bbg.co.uk from 12 March 2007.

2. Basis of preparation

The information in this document does not include all of the disclosures required by IFRS in full annual financial statements, and it should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006. In preparing this financial information there have been no material changes to the accounting policies previously applied by the Group in preparing its Annual Report & Accounts for the year ended 31 December 2005.

3. Estimates

The preparation of the Group's Preliminary Results requires estimates, assumptions and judgements to be made, which affect the reported results and balances. Actual outcomes may differ from these estimates, with a consequent impact on the results of future periods.

4. Segmental reporting

During 2006 the Group operated through two principal business segments, Lending and Retail, supported by Treasury & Reserves and Group Services. Further details of the segments' activities are provided in the commentary on pages 3 to 8 and in the Group's 2006 Annual Report & Accounts. Substantially all of the Group's activities are carried out within a single geographical segment, the UK. At the end of 2006 the Group re-organised its management structure along functional rather than business unit lines. This change is driven by the simplification of our business during the course of the past three years. For internal performance management purposes the Board proposes to measure the Group as a single entity with no business units or segmental sub-divisions. Correspondingly, the performance of the Group reported externally will be aligned with this simpler, more focused structure and segmental splits will no longer be provided.

12 months to 31 December 2006	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	331.2	133.3	45.7	-	**510.2**
Non-interest income	29.0	64.2	2.3	9.4	**104.9**
Net income	**360.2**	**197.5**	**48.0**	**9.4**	**615.1**
Ongoing administrative expenses	(78.9)	(122.8)	(10.4)	(59.5)	**(271.6)**
Loan impairment loss	(7.4)	-	-	-	**(7.4)**
	273.9	**74.7**	**37.6**	**(50.1)**	**336.1**
Compensation costs	-	-	-	(89.4)	**(89.4)**
Profit before taxation	**273.9**	**74.7**	**37.6**	**(139.5)**	**246.7**

4. Segmental reporting (continued)

12 months to 31 December 2005	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	294.3	127.3	47.7	-	**469.3**
Non-interest income	32.6	66.1	2.0	10.6	**111.3**
Net income	**326.9**	**193.4**	**49.7**	**10.6**	**580.6**
Ongoing administrative expenses	(71.0)	(123.2)	(10.4)	(60.2)	**(264.8)**
Loan impairment loss	(5.7)	-	-	-	**(5.7)**
	250.2	**70.2**	**39.3**	**(49.6)**	**310.1**
Compensation costs	-	-	-	(38.7)	**(38.7)**
Restructuring costs	-	-	-	(7.9)	**(7.9)**
Profit before taxation	**250.2**	**70.2**	**39.3**	**(96.2)**	**263.5**

5. Net interest income

	12 months to 31 December 2006	**12 months to 31 December 2005**
£m		
Net interest income	510	469
Average interest-earning assets ("IEA")	42,692	38,660
Financed by:		
Interest-bearing liabilities	41,122	37,085
Interest-free liabilities	1,570	1,575
%		
Average rates		
Gross yield on IEA	5.57	5.53
Cost of interest-bearing liabilities	(4.55)	(4.50)
Interest spread	1.02	1.03
Contribution of interest-free liabilities	0.17	0.18
Net interest margin	**1.19**	**1.21**
Average bank base rate	4.64	4.65
Average 3-month LIBOR	4.84	4.76
Average 3-year swap rate	5.07	4.71

6. Non-interest income

	12 months to 31 December 2006	**12 months to 31 December 2005**
£m		
Financial services:		
Mortgage broking related	10.9	12.5
Investment related	31.5	32.0
General insurance	19.4	18.6
Other Retail	2.4	3.0
Total Retail	64.2	66.1
Lending related income	28.9	31.7
Income from sale and leaseback transactions	5.7	8.1
Gains less losses on sale of debt securities	2.1	1.8
Fair value movements on financial instruments	0.2	1.1
Other	3.8	2.5
Total	**104.9**	**111.3**

Non-interest income comprises net operating income (excluding net interest income) and non-operating income.

7. Administrative expenses

£m	12 months to 31 December 2006	12 months to 31 December 2005
Staff related costs	118.2	123.6
Premises	21.9	18.9
Marketing	15.3	15.2
Depreciation and amortisation	18.2	12.6
Other operating costs	98.0	94.5
Underlying administrative expenses	**271.6**	**264.8**
Compensation costs	89.4	38.7
Restructuring costs	-	7.9
Total	**361.0**	**311.4**

8. Taxation

£m	12 months to 31 December 2006	12 months to 31 December 2005
Profit before taxation	**246.7**	**263.5**
UK corporation tax at 30%	**74.0**	**79.0**
Effects of:		
Expenses not deductible for taxation	3.6	2.4
Lower rate on overseas earnings	(3.0)	(3.0)
Adjustments in respect of previous periods	(5.6)	(3.7)
Total taxation charge for the period	**69.0**	**74.7**

The tax charge for the period includes overseas tax of £20.1m (2005 £22.2m).

9. Earnings per share

	12 months to 31 December 2006	12 months to 31 December 2005
Basic (p)	**28.2**	**30.1**
Diluted (p)	**28.1**	**30.0**

The earnings per share is calculated using the following amounts of profit attributable to equity shareholders:

Profit for the financial period (£m)	**177.7**	**188.8**
Shares (m)		
Weighted average number of ordinary shares in issue	630.2	627.2
Dilutive effect of ordinary shares issuable under Company share schemes	2.0	1.5
Diluted weighted average number of ordinary shares	**632.2**	**628.7**

Shares acquired by employee share trusts, which are deducted from equity shareholders' funds, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

10. Dividends

£m	12 months to 31 December 2006	12 months to 31 December 2005
Dividends paid	**119.2**	**108.7**

A 2006 final dividend of 13.4 pence per share (2005: 12.3 pence) will be paid on 4 May 2007 to shareholders on the register at the close of business on 23 March 2007, making a total dividend in respect of 2006 of 20.0 pence per share (2005: 18.3 pence). In accordance with IAS 10 "Events after the Balance Sheet Date" the interim dividend is not accrued at 31 December as it was not a liability as at that date.

11. Loans and advances to customers

As at	31 December 2006	31 December 2005
£m		
Net of impairment:		
Advances secured on residential properties	33,431.1	28,478.5
Other secured advances	2,700.6	2,648.6
Total	**36,131.7**	**31,127.1**

12. Lending – net new lending

12 months to 31 December 2006	Residential	Commercial property & housing associations	Total
£m			
Gross advances	7,747.7	1,242.5	**8,990.2**
Acquired mortgages	2,540.6	-	**2,540.6**
Net advances	5,132.7	(3.9)	**5,128.8**
Balances	**31,134.7**	**4,997.0**	**36,131.7**

12 months to 31 December 2005	Residential	Commercial property & housing associations	Total
£m			
Gross advances	5,753.9	1,662.6	**7,416.5**
Acquired mortgages	1,406.2	-	**1,406.2**
Net advances	2,661.3	(294.2)	**2,367.1**
Balances	**26,115.9**	**5,011.2**	**31,127.1**

13. Product mix

	12 months to 31 December 2006 New mortgages		As at 31 December 2006 Balance	
	£m	**%**	**£m**	**%**
Buy-to-let	5,599.3	54	18,188.3	58
Self-cert	3,369.2	33	6,899.0	22
Other specialist	148.2	1	617.6	2
Standard	1,171.6	12	5,429.8	18
Total	**10,288.3**	**100**	**31,134.7**	**100**

	12 months to 31 December 2005 New mortgages		As at 31 December 2005 Balance	
	£m	**%**	**£m**	**%**
Buy-to-let	4,386.4	61	15,107.4	58
Self-cert	1,936.4	27	4,733.0	18
Other specialist	204.5	3	448.8	2
Standard	632.8	9	5,826.7	22
Total	**7,160.1**	**100**	**26,115.9**	**100**

14. Loan impairment loss

	On residential mortgages	On commercial property and housing association loans	Total
12 months to 31 December 2006			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	(13.9)	-	(13.9)
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Discount unwind	0.2	-	0.2
	1.7	**(0.7)**	**1.0**
At 31 December 2006	**47.8**	**1.6**	**49.4**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Recoveries	(7.5)	-	(7.5)
Discount unwind	0.2	-	0.2
Total Income Statement charge/(credit)	**8.1**	**(0.7)**	**7.4**

	On residential mortgages	On commercial property and housing association loans	Total
12 months to 31 December 2005			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2005	**38.9**	**3.1**	**42.0**
Write-offs	(5.9)	-	(5.9)
Loan impairment charge/(credit)	12.8	(0.8)	12.0
Discount unwind	0.3	-	0.3
	7.2	**(0.8)**	**6.4**
At 31 December 2005	**46.1**	**2.3**	**48.4**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	12.8	(0.8)	12.0
Recoveries	(6.6)	-	(6.6)
Discount unwind	0.3	-	0.3
Total Income Statement charge/(credit)	**6.5**	**(0.8)**	**5.7**

15. Arrears & possessions on residential mortgages

As at		31 December 2006	31 December 2005
Arrears			
Over 3 months			
Number of cases	Number	4,015	3,458
Proportion of total	%	1.20	1.10
Asset value	£m	498.9	378.1
Proportion of book	%	1.60	1.45
Possession			
Number of cases	Number	322	272
Proportion of total	%	0.10	0.09
Asset value	£m	52.7	42.2
Proportion of book	%	0.17	0.16
Total arrears and possession			
Number of cases	Number	**4,337**	**3,730**
Proportion of total	%	**1.30**	**1.19**
Asset value	£m	**551.6**	**420.3**
Proportion of book	%	**1.77**	**1.61**
Residential loan impairment balance			
As % of residential balances	%	0.15	0.18
As % of residential possessions	%	90.7	109.2

16. Secured funding

As at 31 December 2006	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	465.4	453.2
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
		6,669.0	**6,656.8**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	1,945.7	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,018.7	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	351.9	242.7
Bradford & Bingley Covered Bonds LLP	October 2006	614.0	423.5
		5,930.3	**4,090.3**
Total		**12,599.3**	**10,747.1**

The Covered Bond programe issued further series of loan notes during the year.
In May 2006: Euro 1,000.0m with bullet maturity in May 2011 and Euro 2,000.0m with bullet maturity in May 2016.
In June 2006: CHF 300.0m with bullet maturity in June 2012 and CHF 250.0m with bullet maturity in June 2016.
In October 2006: CHF 250.0m with bullet maturity in October 2010, CHF 300.0m with bullet maturity in October 2013, CHF 250.0m with bullet maturity in October 2018, and CHF 200.0m with bullet maturity in October 2031.

In August 2006 Aire Valley Mortgages 2006-1 plc issued £2,430.1m of multi-currency loan notes denominated in US Dollars, Euros and Sterling to purchase a £2,430.1m share in the Master Trust. At 31 December 2006 the value of the share in the Master Trust was £2,430.1m.

Aire Valley Warehousing 3 Ltd is a warehouse deal issued in December 2006 for £1,000.0m to purchase a £1,000.0m share of the Master Trust and expected to mature in 2008. At 31 December 2006 the value of the share in the Master Trust was £1,000.0m.

16. Secured funding (continued)

As at 31 December 2005	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	620.7	618.0
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Warehousing 1 Ltd	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
		4,419.2	**4,391.5**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	1,663.1	1,342.0
Total		**6,082.3**	**5,733.5**

17. Reconciliation of changes in equity

12 months to 31 December 2006	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments	-	-	-	(7.7)	-	-	(7.7)
Net change in cash flow hedges	-	-	-	-	4.8	-	4.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	14.1	14.1
Net (losses)/gains not recognised in the Income Statement	-	-	-	(7.7)	4.8	14.1	11.2
Profit for the financial year	-	-	-	-	-	177.7	177.7
Total recognised income	**-**	**-**	**-**	**(7.7)**	**4.8**	**191.8**	**188.9**
Dividends	-	-	-	-	-	(119.2)	(119.2)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.8	7.8
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(2.5)	(2.5)
As at 31 December 2006	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**

12 months to 31 December 2005	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2005	**158.5**	**3.9**	**25.0**	**(9.0)**	**-**	**1,057.2**	**1,235.6**
Net change in available-for-sale instruments	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges	-	-	-	-	15.8	-	15.8
Actuarial losses on post-retirement benefit obligations	-	-	-	-	-	(18.2)	(18.2)
Net gains/(losses) not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the financial year	-	-	-	-	-	188.8	188.8
Total recognised income	**-**	**-**	**-**	**15.2**	**15.8**	**170.6**	**201.6**
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
As at 31 December 2005	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**

18. Capital structure

As at	31 December 2006	31 December 2005
£m		
Tier 1		
Share capital and reserves	1,419.9	1,340.3
Deductions	(74.4)	(69.4)
Net pension deficit	50.8	72.5
Innovative tier 1	148.8	148.5
Total tier 1 capital	**1,545.1**	**1,491.9**
Upper tier 2 capital	583.8	567.9
Lower tier 2 capital	671.7	567.2
Total tier 2 capital	**1,255.5**	**1,135.1**
Deductions	(97.2)	(63.2)
Total capital	**2,703.4**	**2,563.8**
Risk weighted assets (£bn)	20.4	19.1
Tier 1 ratio (%)	7.6	7.8
Total capital ratio (%)	13.2	13.4

Innovative tier 1 and tier 2 subordinated liabilities exclude any fair value adjustments arising from the hedging of these instruments that are included in the consolidated Balance Sheet.

19. Retail branch network

As at	31 December 2006	31 December 2005
Number of branches		
Banking	205	207
Third Party Agents	138	145
Total	**343**	**352**

20. Staff numbers

	12 months to 31 December 2006	12 months to 31 December 2005
Period end total headcount	**3,154**	**3,043**
Average headcount		
Full time	2,511	2,440
Part time	663	622
Full time equivalent	**2,892**	**2,736**

Shareholder Information

2007 Calendar

21 March 2007	Ex-dividend date
23 March 2007	Record date
04 May 2007	Payment of final dividend for 2006
21 June 2007	Pre-close trading statement
26 July 2007	Announcement of 2007 interim results

Shareholders' interests in shares at 31 December 2006*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	898,430	92.685	222,870,563	35.130
251 – 500	51,039	5.266	24,164,573	3.809
501 – 1,000	11,369	1.173	8,528,547	1.344
1,001 – 5,000	7,328	0.756	14,517,905	2.288
5,001 – 10,000	458	0.047	3,260,177	0.514
10,001 – 100,000	406	0.042	13,099,508	2.065
100,001 – 200,000	99	0.010	14,022,846	2.210
200,001 – 500,000	79	0.008	25,240,302	3.978
500,001 – 1,000,000	47	0.005	31,376,492	4.946
1,000,001 – 5,000,000	65	0.007	137,884,612	21.734
5,000,001 – 100,000,000	13	0.001	139,459,009	21.982
Total	**969,333**	**100.000**	**634,424,534**	**100.000**

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

At the close of business on 31 December 2006 the share price of Bradford & Bingley plc was 470.25p and the market capitalisation was £3.0bn.

Bradford & Bingley's 2006 Preliminary Results presentation will be broadcast live at 0930 hours on 13 February 2007, via the following web address:

www.bbg.co.uk

Contacts

Press Office:

Nickie Aiken
Tel: +44 20 7067 5632
Fax: +44 20 7067 5656
Email: nickie.aiken@bbg.co.uk

Simon Moyse, Finsbury
Tel: +44 20 7251 3801
Email: simon.moyse@finsbury.com

Investor Relations:

Katherine Conway
Tel: +44 1274 554928
Fax: +44 1274 551022
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 1274 806341
Fax: +44 1274 551022
Email: neil.vanham@bbg.co.uk

END